TLH RECKONING, INC.
CLASS B NON-VOTING PREFERRED STOCK SUBSCRIPTION AGREEMENT
NOTICE TO SUBSCRIBERS

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK IS SUITABLE ONLY FOR PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT COULD BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET CURRENTLY EXISTS FOR THE SECURITIES, AND IF A PUBLIC MARKET DEVELOPS FOLLOWING THIS OFFERING, IT MAY NOT CONTINUE.

The undersigned understands that TLH Reckoning, Inc., a Florida corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "Portal") website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to 12,350 shares of its Class B Preferred Stock, $0.00001 par value per Share (each a "Share" and, collectively, the "Shares" or "Securities") at a purchase price of $100.00 per Share. The minimum amount or target amount to be raised in the Offering is $50,000 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $1,235,000.00 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

No sale may be made to persons in this offering who are not "accredited investors" if the aggregate purchase price is more than 10% of the greater of such investors' annual income or net worth. The Company is relying on the representations and warranties set forth by each subscriber in this subscription agreement and the other information provided by subscriber in connection with this offering to determine compliance with this requirement.

Prospective investors may not treat the contents of the subscription agreement or any prior or subsequent communications from the Company or any of its officers, employees or agents (including "testing the waters" materials) as investment, legal or tax advice. In making an investment decision, investors must rely on their own examination of the Company and the terms of this offering, including the merits and the risks involved. Each prospective investor should consult the investor's own counsel, accountant and other professional advisor as to investment, legal, tax and other related matters concerning the investor's proposed investment.

The Company is relying on the representations and warranties set forth by each subscriber in this Subscription Agreement and the other information provided by subscriber in connection with this offering to determine the applicability to this offering of exemptions from the registration requirements of the Securities Act.

The Company reserves the right in its sole discretion and for any reason whatsoever to modify, amend and/or withdraw all or a portion of the offering and/or accept or reject in whole or in part any prospective investment in the securities or to allot to any prospective investor less than the amount of securities such investor desires to purchase.

Except as otherwise indicated, the Agreement speaks as of its date. Neither the delivery nor the purchase of the securities shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date.

SUBSCRIPTION AGREEMENT

This Subscription Agreement ("Agreement") is made as of the date set forth below by and between the undersigned ("Subscriber") and TLH Reckoning, Inc., a Florida Corporation (the "Company"), and is intended to set forth certain representations, covenants and agreements between Subscriber and the Company with respect to the offering (the "Offering") for sale by the Company of shares of its Class B Preferred Stock (the "Shares"). The Shares are also referred to herein as the "Securities."

ARTICLE 1
SUBSCRIPTION

1.1. Terms. Subject to the terms of this Subscription Agreement (the "Agreement") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the

number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

1.2. Acceptance. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 2 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State SecuritiesLaws").

1.3 Payment. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

ARTICLE 2
CLOSING

2.1 Closing. Subject to Section 2.2, the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "Closing Date").

2.2 Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(a) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(b) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(c) the representations and warranties of the Company contained in Section 4 hereof and of the undersigned contained in Section 3 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

2.3 Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF SUBSCRIBER

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of each Closing Date:

2.1. Subscriber Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares. The undersigned acknowledges that the Shares are "non-voting" and that the undersigned will not have any rights in the management or control of the Company by virtue of this investment or purchase.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and

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accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares

under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give,

transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(o) If the undersigned is not a United States person (as defined by Section 7701(a) (30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restriction applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned' subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

2.2   HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

2.3. Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement has been or will be effectively taken prior to the Closing. If the Subscriber is purchasing the Shares in a fiduciary capacity for another person or entity, including without limitation a corporation, partnership, trust or any other entity, the Subscriber has been duly authorized and empowered to execute this Agreement and all other subscription documents. Upon request of the Company, the Subscriber will provide true, complete and current copies of all relevant documents creating the Subscriber, authorizing its investment in the Company and/or evidencing the satisfaction of the foregoing. Upon execution and delivery, this Subscription Agreement will be a valid and binding obligation of Subscriber, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

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2.4. <u>No Registration of Shares</u>. The Subscriber understands that the Shares are not being registered under the Securities Act, on the ground that the issuance thereof is exempt under Regulation A of Section 4(a)6) of the Securities Act and 17 CFR 227.100, *et. seq.*, and that reliance on such exemption is predicated in part on the truth and accuracy of the Subscriber's representations and warranties, and those of the other purchasers of the Shares in the Offering. The Subscriber further understands that the Shares are not being registered under the securities laws of any states on the basis that the issuance thereof is exempt as an offer and sale not involving a registrable public offering in such state. The Subscriber covenants not to sell, transfer or otherwise dispose of any Shares unless such Shares have been registered under the Securities Act and under applicable state securities laws, or exemptions from such registration requirements are available.

2.5. <u>Accredited Investor Status or Investment Limits</u>. Subscriber represents that either:

(a) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Subscriber represents and warrants that the information set forth in response to question (c) on the Subscription Agreement Signature Page hereto concerning Subscriber is true and correct; or

(b) The Purchase Price set out in paragraph (b) of the Subscription Agreement Signature Page, together with any other amounts previously used to purchase Securities in this offering, does not exceed 10% of the greater of the Subscriber's annual income or net worth.

(c) Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

2.6. <u>Shareholder Information</u>. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited status of the Company's shareholders. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

2.7. <u>Valuation</u>. Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

2.8. <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

2.9. <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Securities, (b) any foreign exchange restrictions applicable to such purchase, (c) any governmental or other consents that may need to be obtained, and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

2.10. <u>No Physical Share Certificate</u>. Subscriber acknowledges that the Shares being purchased will be issued only in book-entry form rather than in a physical certificate.

ARTICLE 4
COMPANY REPRESENTATIONS

The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

4.1 Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Florida and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

4.2 Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3 Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Articles of Incorporation and

Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

4.4 No Conflict. The execution, delivery and performance of and compliance with thisAgreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of theCompany.

ARTICLE 5
SURVIVAL; INDEMNIFICATION

All representations, warranties and covenants contained in this Agreement and the indemnification contained herein shall survive (a) the acceptance of this Agreement by the Company, (b) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of Subscriber, and (c) the death or disability of Subscriber. Subscriber acknowledges the meaning and legal consequences of the representations, warranties and covenants in Article II hereof and that the Company has relied upon such representations, warranties and covenants in determining Subscriber's qualification and suitability to purchase the Securities. Subscriber hereby agrees to indemnify, defend and hold harmless the Company, its officers, directors, employees, agents and controlling persons, from and against any and all losses, claims, damages, liabilities, expenses (including attorneys' fees and disbursements), judgments or amounts paid in settlement of actions arising out of or resulting from the untruth of any representation of Subscriber herein or the breach of any warranty or covenant herein by Subscriber. Notwithstanding the foregoing, however, no representation, warranty, covenant or acknowledgment made herein by Subscriber shall in any manner be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1. Captions and Headings. The Article and Section headings throughout this Agreement are for convenience of reference only and shall in no way be deemed to define, limit or add to any provision of this Agreement.

6.2. Notification of Changes. Subscriber agrees and covenants to notify the Company immediately upon the occurrence of any event prior to the consummation of this Offering that

would cause any representation, warranty, covenant or other statement contained in this Agreement to be false or incorrect or of any change in any statement made herein occurring prior to the consummation of this Offering.

6.3. Assignability. This Agreement is not assignable by Subscriber, and may not be modified, waived or terminated except by an instrument in writing signed by the party against whom enforcement of such modification, waiver or termination is sought.

6.4. Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon such heirs, executors, administrators, successors, legal representatives and assigns.

6.5. Obligations Irrevocable. The obligations of Subscriber shall be irrevocable, except with the consent of the Company, until the consummation or termination of the Offering.

6.6. Entire Agreement; Amendment. This Agreement states the entire agreement and understanding of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written. No amendment of the Agreement shall be made without the express written consent of the parties.

6.7. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect any other provision hereof, which shall be construed in all respects as if such invalid or unenforceable provision were omitted.

6.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Florida.

6.9 Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

6.10. Notices. All notices, requests, demands, consents, and other communications hereunder shall be in writing. The undersigned and the Company each hereby agrees that all notices, confirmations and other communications regarding this Subscription Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in this Subscription Agreement or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically

sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipient's spam filters by the recipient's email service provider, or due to a recipient's change of address, or due to technology issues by the recipient's service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received.

6.11. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

6.12. Digital Signatures. Digital ("electronic") signatures, often referred to as an "e-signature", enable paperless contracts and help speed up business transactions. The 2001 E-Sign Act was meant to ease the adoption of electronic signatures. The mechanics of this Subscription Agreement's electronic signature include your signing this Agreement below by typing in your name, with the underlying software recording your IP address, your browser identification, the timestamp, and a securities hash within an SSL encrypted environment. This electronically signed Subscription Agreement will be available to both you and the Company, as well as any associated brokers, so they can store and access it at any time, and it will be stored and accessible on the Platform and hosting provider, including backups. You and the Company each hereby consents and agrees that electronically signing this Agreement constitutes your signature, acceptance and agreement as if actually signed by you in writing. Further, all parties agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of your signature or resulting contract between you and the Company. You understand and agree that your e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding and such transaction shall be considered authorized by you. You agree your electronic signature is the legal equivalent of your manual signature on this Subscription Agreement you consent to be legally bound by this Subscription Agreement's terms and conditions.

6.13. Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

6.14 Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

6.15 Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]


COMPANY:

TLH Reckoning INC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]


Read and Approved (For IRA Use Only):

By: _____


SUBSCRIBER:

[ENTITY_NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]


The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[x] Not Accredited